UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	April	2022
Commission File Number	001-37400

Shopify Inc.
(Translation of registrant’s name into English)

151 O’Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Shopify Inc. – Notice of Meeting and Record Date
99.2	Shopify Inc. Announces Proposed Updates to its Governance Structure to Support Continued Long-Term Growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	April 11, 2022	By:	/s/ Jessica Hertz
			Name:	Jessica Hertz
			Title:	General Counsel and Corporate Secretary